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RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

July 20, 2015

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Triloma EIG Global Energy Term Fund I, File Nos. 333-202216 and 811-23032
Triloma EIG Global Energy Fund, File Nos. 333-202743 and 811-23040

Dear Ms. Miller:

On behalf of Triloma EIG Global Energy Term Fund I (the “Term Fund”) and Triloma EIG Global Energy Fund (the “Perpetual Fund” and together, the “Funds”), closed-end management investment companies, electronically transmitted for filing is Pre-Effective Amendment No. 4 to the Term Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), and Pre-Effective Amendment No. 3 to the Perpetual Fund’s Registration Statement on Form N-2 under the 1940 Act (together, the “Amendments”). The purpose of the Amendments is to complete any outstanding items and to respond to your telephonic comments from June 26, 2015.  The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the Amendments on their behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

BOTH FUNDS

PROSPECTUS

Cover Page

Comment 1.                            In footnote 2, please include estimated total and per share dollar amounts for each Fund’s organizational and offering expenses.

Response 1.                               The disclosure has been revised accordingly.

Comment 2.                            Please discuss supplementally how the sales load will be accounted for and disclosed, including specifically if it will be included as a separate line item in the Statement of Operations for each Fund.

Response 2.                               The Funds’ front-end sales load will be accounted for in one of two ways depending on the operational systems of the selling broker/dealer. In some cases, the sales load will be retained by the selling broker/dealer, which will transmit the net proceeds to the applicable Fund. In other cases, the gross proceeds will be transmitted to the applicable Fund, with the Fund recording a commission payable as a liability on its balance sheet. Once the Fund pays the sales load to the selling broker/dealer, the Fund will debit sales commission payable (thereby eliminating the liability) and credit cash. Accordingly, in these cases, the Fund’s receipt and payment of the sales load will not impact the statement of operations.

Summary of Terms

Comment 3.                            Please discuss supplementally the changes to the Administration section in the Summary of Terms.  Furthermore, please revise the disclosure to reflect that the Administration Fee is “accrued” weekly rather than “calculated” weekly.

Response 3.                               The disclosure has been revised accordingly.  The Administration section in the Summary of Terms was revised to (i) disclose in detail the fee to be paid to the administrator, including the fixed and variable components thereof, which were finalized as of the date of the prior filing; and (ii) to disclose in greater detail the role of the sub-administrator.

Summary of Fees and Expenses

Comment 4.                            Please provide a completed Fee Table with respect to each Fund as well as audited seed financial statements.

Response 4.                               The completed Fee Table has been provided.  Audited seed financial statements have been provided in the Amendments.

Comment 5.                            Please revise the management fee rate in the Fee Table to reflect the rate as a percentage of the net assets (not gross assets) of each Fund.

Response 5.                               The disclosure has been revised accordingly.

Fund Expenses

Comment 6.                            With respect to the Expense Payments section in the Expense Support and Reimbursement Agreement disclosure, please confirm that each Fund will set a quarterly distribution rate and EIG will pay the Fund’s expenses in order to ensure that no portion of the distribution constitutes a return of capital or is paid from borrowings. Please also discuss supplementally how frequently the distribution rate is expected to change.

Response 6.                               The disclosure has been revised to reflect that EIG will pay the Fund’s expenses in order to ensure that no portion of a distribution will constitute a return of capital or will be paid from borrowings.  The Funds’ currently expect distributions to accrue weekly, be paid monthly and be declared quarterly in advance.  Under normal market circumstances, the Funds do not expect to frequently change the rate of distribution, and in any case, do not intend to do so within the first year of operations.  Any change in the rate of distribution will be appropriately communicated to shareholders.

Comment 7.                            Please revise the Expense Support and Reimbursement Agreement disclosure to more closely describe the terms and effect of this agreement in plain English.

Response 7.                               The disclosure has been revised accordingly.

Comment 8.                            With respect to the Reimbursement Payments section in the Expense Support and Reimbursement Agreement disclosure, please revise the Reimbursement Payment thresholds to reflect assessments on a monthly basis rather than on a fiscal year basis.

Response 8.                               The disclosure has been revised to reflect that both the Reimbursement Payment thresholds are assessed on a fiscal year-to-date basis.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.  Thank you.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz